UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	BHP Group Limited

ABN	49 004 028 077

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ken MacKenzie

Date of last notice	31 October 2018

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

•  6,095 shares held by MacKenzie Super Investments Pty Ltd, as trustee for the MacKenzie Family S/F Trust. Ken MacKenzie is a Director of MacKenzie Super Investments Pty Ltd and is a beneficiary of the MacKenzie Family S/F Trust.

Date of change	17 August 2022
No. of securities held prior to change

Indirect interest in 52,351 BHP Group Limited ordinary shares, comprised of:

•  15,000 held by KN MacKenzie Pty Ltd, as trustee for the MacKenzie Family Trust; and

•  37,351 held by MacKenzie Super Investments Pty Ltd, as trustee for the MacKenzie Family S/F Trust.

Class	Ordinary shares

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number acquired	6,095 ordinary shares in BHP Group Limited.
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	6,095 ordinary shares in BHP Group Limited purchased for AUD 40.98 per share.
No. of securities held after change

Indirect interest in 58,446 BHP Group Limited ordinary shares:

•  15,000 of those shares are held by KN MacKenzie Pty Ltd, as trustee for the MacKenzie Family Trust; and

•  43,446 of those shares are held by MacKenzie Super Investments Pty Ltd, as trustee for the MacKenzie Family S/F Trust.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase of 6,095 ordinary shares in BHP Group Limited on 17 August 2022.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a + closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Stefanie Wilkinson Group Company Secretary
Contact details	Stefanie Wilkinson T + 61 3 9609 2153 T + 61 3 9609 3500

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	BHP Group Limited

ABN	49 004 028 077

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gary Goldberg

Date of last notice	20 August 2021

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	17 August 2022
No. of securities held prior to change	6,000 American Depositary Shares (ADS) (representing 12,000 ordinary shares) in BHP Group Limited.
Class	ADS, each representing 2 ordinary shares in BHP Group Limited.
Number acquired	1,000 ADSs (in two tranches of 500 ADSs each, both purchased on 17 August 2022).
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• First tranche: 500 ADSs at USD$56.91 per ADS; • Second tranche: 500 ADSs at USD$56.6472 per ADS.

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change	7,000 ADSs (representing 14,000 ordinary shares) in BHP Group Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase of 1,000 ADSs (representing 2,000 ordinary shares) in BHP Group Limited.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a + closed period where prior written clearance was required?	No

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Stefanie Wilkinson Group Company Secretary
Contact details	Stefanie Wilkinson T + 61 3 9609 2153 T + 61 3 9609 3500

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3

BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

22 August 2022

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	MacKenzie Family S/F Trust (Person Closely Associated)

2	Reason for the notification

a)	Position/status

This notification concerns the acquisition of shares by MacKenzie Super Investments Pty Ltd as trustee for the MacKenzie Family S/F Trust.

The MacKenzie Family S/F Trust is a Person Closely Associated with a Person Discharging Managerial Responsibilities, being Ken MacKenzie, Chairman and Non-Executive Director of BHP Group Limited.

Ken MacKenzie is a beneficiary of the MacKenzie Family S/F Trust and a director of MacKenzie Super Investments Pty Ltd.

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction	The on-market purchase of 6,095 ordinary shares in BHP Group Limited for AUD 40.98 per share.

c)	Price(s) and volume(s)	Price	Volume

		AUD 40.98	6,095

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	17-08-2022

f)	Place of the transaction	Australian Securities Exchange (ASX)

22 August 2022

BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Gary Goldberg

2	Reason for the notification

a)	Position/status	PDMR (Non-executive Director)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited American Depositary Shares (ADS) in BHP Group Limited. Each ADS represents 2 ordinary shares in BHP Group Limited. ISIN: US0886061086

b)	Nature of the transaction	The on-market purchase of 1000 ADSs (in two tranches of 500 ADSs each, both purchased on 17 August 2022).

c)	Price(s) and volume(s)	Price	Volume

		US$56.91 per ADS	500 ADSs

		US$56.6472 per ADS	500 ADSs

d)	Aggregated information - Aggregated volume - Price	1000 ADSs US$56.779 per ADS

e)	Date of the transaction	2022-08-17

f)	Place of the transaction	New York Stock Exchange (NYSE)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 22, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary